SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2003

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form S-3 No. 2-98605 (Canadian Pacific Railway Company).

SIGNATURES
News Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: December 19, 2003	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Senior Assistant Corporate Secretary

Release:  Immediate, Dec. 18, 2003

CONTAINER-TRAIN REMOTE LOCOMOTIVES
AN INDUSTRY FIRST FOR CPR IN CANADA

Innovation under way as railway aims to cut costs, boost service

CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) this week becomes the first railway in Canada to operate intermodal freight trains with mid-train remote-control locomotives, the company announced today.

Mimicking the control inputs of engineers in leading locomotives, the remote-control units enable CPR to run intermodal trains approaching three kilometers in length through the winter when they were previously shortened because of air-pressure loss in colder temperatures. Since 1995 all new main-line locomotives ordered by CPR have been equipped to operate in leading or remote-control configuration.

Introduction of remote-control locomotives is a cornerstone of the railway’s campaign to completely transform its intermodal service, which moves consumer goods in containers and truck trailers on rail cars. The railway is also reconstituting its intermodal fleet, putting in service 5,500 new cars that can carry double-stacked containers.

With the new cars, CPR will have a standardized fleet capable of handling any size of container in any load configuration, and will do away with older cars that are less flexible.

The net result will be an estimated 28-per-cent increase in containers per train and 16-per-cent decrease in intermodal train starts, creating railway network capacity for more traffic. CPR expects to reduce its overall intermodal rail car fleet by about 1,300 cars without losing capacity, while lowering train-crew costs. Service reliability is expected to improve, especially during the more challenging winter period.

“Over the past several years we have significantly increased the capacity in our intermodal facilities and expanded track sidings to accommodate longer trains,” said Rob Ritchie, President and Chief Executive Officer of CPR. “Now the next critical steps — phasing in remote-control locomotives and introducing a new rail car fleet — are under way as we take CPR’s intermodal service to a new level.”

About 2,000 of the new intermodal cars will be in service by the end of this month. The remainder will arrive in 2004.

CPR pioneered the use of remote-control locomotive technology in its western-Canada coal trains in the 1970s, making it possible to safely operate trains through the mountains at lengths previously thought impossible. The advent of high-capacity trains was a key development in helping Canada’s coal industry overcome its competitive disadvantage of being located a long way from ocean shipping ports. CPR is now adapting the same concept to the intermodal market, the fastest-growing railway market and one that is highly service-sensitive.

The design of CPR’s new, high-power alternating current locomotives allows them to be placed at the head-end and anywhere else in the train. During train operations, the controls of locomotives at each position are linked through data telemetry, giving the head-end crew full command at all times.

Placing a locomotive in a remote-control position distributes tractive effort and produces performance benefits not unlike those of all-wheel drive in a highway passenger vehicle. It also boosts air pressure to ensure sufficient braking power along the entire length of the train in freezing temperatures.

“CPR was the first North American railway to use containers in domestic intermodal service while everyone else was still using trailers,” Mr. Ritchie said. “We continue to look for ways to be innovative in the intermodal business. Our latest move will position CPR for continued growth in this important market.”

CPR serves both the domestic and international intermodal markets. In the domestic market, goods move in containers and trailers that are transferred between rail cars and trucks. In the international market, goods move in overseas containers that are transferred between ships, rail cars and trucks. Last year, intermodal generated almost $900 million of CPR’s $3.5 billion in freight revenue.

In partnership with the trucking industry, CPR offers intermodal freight shippers the best of highway and railway technology over long-haul intercity routes — the unrivalled fuel economy of a freight train combined with the dock-to-dock flexibility of a truck. About 70 per cent of the Canadian population lives within a 160-kilometre drive of CPR’s major intermodal terminals.

Forward-Looking Information: This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.

CPR, recognized internationally for its scheduled railway operations, is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. For more information, visit CPR’s website at www.cpr.ca.

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Contacts:

Media	Investment Community
Paul Thurston	Paul Bell, Vice-President Investor Relations
416-595-3032	403-319-3591 investor@cpr.ca